November 16, 2020

Dear Fellow Shareholders of Eaton Vance Senior Floating-Rate Fund (EFR),

Saba Capital is an investment adviser specializing in investing in closed-end funds. Over the past half-decade we have fought for the interests of closed-end fund investors and we are very proud of our track record. Saba Capital has successfully advocated for improved corporate governance, lower expense ratios and reduced discounts to NAV. To date, **Saba's actions have led to hundreds of millions in trapped value being returned to shareholders like you.**

As your fellow shareholder, our interests are aligned with your interests; Saba has never negotiated for or accepted any terms or transactions that weren't available to and for the benefit of every other shareholder.

This summer the Boards of dozens of funds advised by Eaton Vance brazenly amended their by-laws to entrench their directors and silence the voice of shareholders. These actions, we believe, were designed to continue to trap investors in high fee paying funds while ensuring that shareholders don't have their rightful say in getting the governance that they deserve.

Now, Eaton Vance Corporation has announced that it will be purchased by Morgan Stanley, selling to Morgan Stanley the right to the management fees you are paying every year. These fees are so high that Morgan Stanley paid a price that was a 38% premium to Eaton Vance Corporation's last closing price. To be clear, this resulted in a tremendous profit for the investors in Eaton Vance Corporation's stock.

Soon you will be hearing from Eaton Vance and their proxy solicitors, asking you to approve the new advisory agreement that will result from this sale. We recommend that you do not vote to approve the new advisory agreement right now, at least not until your fund's Board has put you first. Why should you vote to approve this new advisory agreement when the Board has not taken meaningful steps to improve the price of the fund?

The shares of the fund you own are trading at a substantial discount to their true value. This means that there are proven and simple steps the Board could take to unlock this trapped value and return it to shareholders. Also, you should be aware of the significant discount to NAV that closed-end funds advised by Morgan Stanley currently trade at.

Ticker	Name	Discount to NAV
CAF	Morgan Stanley China A Share Fund Inc	-16.3%
IIF	Morgan Stanley India Investment Fund Inc	-17.7%
MSD	Morgan Stanley Emerging Markets Debt Fund Inc	-15.0%
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund Inc	-17.2%

We believe the Board should take steps to address this fund's discount to NAV. They should also provide a plan and assurances as to how they will prevent your discount from increasing even further to the levels of the current Morgan Stanley advised closed-end funds.

Please vote the GOLD proxy card today so we can increase the share price of your fund in the short-term and long-term.

Sincerely,

Saba Capital